Exhibit 99.1
FreeSeas Enters into Agreement to Sell the M/V Free Envoy
Piraeus, Greece, April 25, 2011 — FreeSeas Inc. (Nasdaq GM: FREE, FREEZ) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that the Company has entered into an agreement to sell the M/V Free Envoy, a 1984-built, 26,318 dwt Handysize dry bulk carrier for a sale price of $4.2 million. The M/V Free Envoy is currently employed in the spot market, and is expected to be delivered to her new owners within May 2011.
FreeSeas expects to realize a gain on the sale of the vessel, which will be recognized in the second quarter of 2011. Most of the proceeds will be applied towards reducing Company’s debt.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FreeSeas, Inc.	Page 2
April 25, 2011

Contact Information:

At the Company	Investor Relations
FreeSeas Inc.	The Equity Group
Alexandros Mylonas, Chief Financial Officer	Adam Prior, Vice President
011-30-210-45-28-770	212-836-9606
Fax: 011-30-210-429-10-10	aprior@equityny.com
info@freeseas.gr	www.theequitygroup.com
www.freeseas.gr